UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 20)

iBasis, Inc.

(Name of Subject Company)

iBasis, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

450732201

(CUSIP Number of Class of Securities)

Ofer Gneezy
President & Chief Executive Officer
20 Second Avenue, Burlington, MA 01803
(781) 505-7500

(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael L. Fantozzi, Esq.	Mark S. Flynn	Dennis J. Friedman, Esq.
Mintz, Levin, Cohn, Ferris,	Chief Legal Officer and	Eduardo Gallardo, Esq.
Glovsky and Popeo P.C.	Corporate Secretary	Gibson, Dunn & Crutcher LLP
One Financial Center	iBasis, Inc.	200 Park Avenue
Boston, MA 02111	20 Second Avenue	New York, NY 10166
617-348-1640	Burlington, MA 01803	212-351-4000
781-505-7955

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 20 to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) amends and supplements the Schedule 14D-9, originally filed by iBasis, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 30, 2009, relating to the tender offer by KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”), which is a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“KPN”), pursuant to which Purchaser has offered to buy all outstanding Shares that it does not already own, upon the terms and subject to the conditions set forth in the offer to purchase dated July 28, 2009 (the “Offer to Purchase”) and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed by KPN, Purchaser and Celtic ICS Inc. under cover of Schedule TO with the SEC on July 28, 2009, as amended. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

The first paragraph under the heading “Cash Consideration Payable Pursuant to the Amended Offer” of Item 3(b) of the Schedule 14D-9 is hereby amended and restated as follows:

“If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Amended Offer, they would receive the same cash consideration on the same terms and conditions as other stockholders of the Company. As of December 4, 2009, the Company’s directors and executive officers owned in the aggregate 2,489,410 Shares (excluding options to purchase Shares, which are discussed below in Item 3(c)). If the directors and executive officers were to tender all Shares owned by them for purchase pursuant to the Amended Offer and those Shares were accepted for purchase and purchased by Purchaser at the Amended Offer price of $3.00 per Share (the “Amended Offer Price”), the directors and executive officers would receive an aggregate of approximately $7,468,230 in cash.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description
(a)(59)	Letter to iBasis, Inc. optionholders emailed on December 7, 2009 (filed herewith).

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iBASIS, INC.

	By:	/s/ Mark S. Flynn
		Name:	Mark S. Flynn
		Title:	Chief Legal Officer and Corporate Secretary

Dated: December 7, 2009

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